SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Meta Materials Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

59134N104

(CUSIP Number)

Georgios Palikaras

1 Research Drive

Dartmouth, Nova Scotia, Canada B2Y 4M9

(902) 482-5729

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Thomas E. Hornish

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real

San Diego, CA 92130

(858) 350-2392

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59134N104

1	NAMES OF REPORTING PERSON Thomas Welch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,629,033(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,629,033(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,629,033(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSON Anne Lambert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,629,033(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,629,033(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,629,033(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 2,448,242 shares of the Issuer’s Common Stock (“Common Stock”) directly owned by Thomas Welch, 18,364,309 shares of Common Stock that Mr. Welch has the right to acquire within 60 days of December 31, 2022 pursuant to the exchange of exchangeable shares of Metamaterial Exchangeco Inc., which shares are economically equivalent to shares of Common Stock and each hold a voting interest in the Issuer equivalent to a share of Common Stock (each, an “Exchangeable Share”), 3,450,243 shares of Common Stock directly owned by Mr. Welch’s spouse, Anne Lambert, 18,941,239 shares of Common Stock that Ms. Lambert has the right to acquire within 60 days of December 31, 2022 pursuant to the exchange of Exchangeable Shares, and 1,425,000 shares of Common Stock held by Rotifer Foundation, Inc., a family foundation wholly owned by the Reporting Persons (“Rotifer”).

(2)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Mr. Welch and Ms. Lambert by (b) the sum of (i) 282,641,823 shares of Common Stock outstanding as of December 31, 2022 as reported to the Reporting Persons by the Issuer, (ii) 18,364,309 shares of Common Stock that Mr. Welch has the right to acquire within 60 days of December 31, 2022 pursuant to the exchange Exchangeable Shares, and (iii) 18,941,239 shares of Common Stock that Ms. Lambert has the right to acquire within 60 days of December 31, 2022 pursuant to the exchange of Exchangeable Shares. The aggregate number of shares of Common Stock beneficially owned by Mr. Welch and Ms. Lambert as set forth in clauses “(a)” and “(b)” of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Mr. Welch.

Explanatory Note: This Amendment No. 1 amends and supplements the Schedule 13D (as so amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2021, by the Reporting Persons (as defined below), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Meta Materials, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

This Schedule relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Meta Materials Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1 Research Drive, Dartmouth, Nova Scotia, Canada B2Y 4M9. The Issuer’s Common Stock is listed on the Nasdaq Global Market under the symbol “MMAT”.

Item 2. Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by:

(i) Thomas Welch, a natural person and citizen of Canada; and

(ii) Anne Lambert, a natural person and citizen of Canada.

The persons and entity listed in items (i) and (ii) above are each referred to herein as the “Reporting Person.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

(b)	The address for the principal business and principal office, as applicable, of each of Mr. Welch and Ms. Lambert is 47 Pleasant Street, PO Box 40, Chester, Nova Scotia, Canada B0J 1J0.

(c)

The principal business of Mr. Welch is serving as Director of the International Conservation Fund of Canada. The principal business of Ms. Lambert is serving as Director of the International Conservation Fund of Canada.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 14, 2020, Meta Materials Inc. (formerly known as Torchlight Energy Resources, Inc.) (the “Issuer”) and its subsidiaries, Metamaterial Exchangeco Inc. (formerly named 2798832 Ontario Inc., “Canco”) and 2798831 Ontario Inc. (“Callco”), both Ontario corporations, entered into an Arrangement Agreement (as amended, the “Arrangement Agreement”) with Metamaterial Inc., an Ontario corporation headquartered in Nova Scotia, Canada (“Meta” and, together with the Company, Callco and Canco, the “Parties”), to acquire all of the outstanding common shares of Meta by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario), on and subject to the terms and conditions of the Arrangement Agreement. All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to the Arrangement Agreement. On February 3, 2021, the Parties agreed to amend the Arrangement Agreement pursuant to an Amendment to Arrangement Agreement (the “First Amendment”) as disclosed on the Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 4, 2021, on March 11, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Second Amendment to Arrangement Agreement

(the “Second Amendment”) as disclosed on the Form 8-K filed by the Company with the SEC on March 15, 2021, on March 31, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Third Amendment to Arrangement Agreement (the “Third Amendment”) as disclosed on the Form 8-K filed by the Company with the SEC on April 1, 2021, on April 15, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Fourth Amendment to Arrangement Agreement (the “Fourth Amendment”) as disclosed on the Form 8-K filed by the Company with the SEC on April 15, 2021, on May 2, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Fifth Amendment to Arrangement Agreement (the “Fifth Amendment”) as disclosed on the Form 8-K filed by the Company with the SEC on May 4, 2021, and on June 18, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Sixth Amendment to Arrangement Agreement (the “Sixth Amendment” and, together with the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment and the Fifth Amendment, the “Arrangement Amendments”) as disclosed on the Form 8-K filed by the Company with the SEC on June 21, 2021. On June 28, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, the Arrangement was completed.

On June 28, 2021, the Company completed the Arrangement pursuant to the terms of the Arrangement Agreement. Under the terms of the Arrangement Agreement, at the effective time of the Arrangement (the “Effective Time”), each common share of Meta (each a “Meta Share”), that was issued and outstanding immediately prior to the Effective Time was converted into the right to receive 1.845 (the “Exchange Ratio”) newly issued shares of common stock, par value $0.001 per share of the Company (“Company Common Stock”) or shares of Canco, which are exchangeable for shares of Company Common Stock (“Exchangeable Shares”), at the election of each former Meta stockholder. In addition, upon completion of the Arrangement, (i) each outstanding option to purchase Meta Shares (each, a “Meta Option”) was exchanged for an option, on the same terms and conditions applicable to such Meta Option immediately prior to the Effective Time, to purchase a specified number of shares of Company Common Stock with an adjusted exercise price, each calculated pursuant to the terms of the Arrangement Agreement; (ii) each outstanding deferred stock unit award of Meta (each, a “Meta DSU”) became an award to acquire a number of shares of Company Common Stock equal to (a) the number of Meta Shares issuable pursuant to the Meta DSUs immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio (rounded down to the nearest whole number); and (iii) each outstanding warrant to purchase Meta Shares (each, a “Meta Warrant”) became exercisable to purchase a specified number of shares of Company Common Stock with an adjusted exercise price, each calculated pursuant to the terms of the Arrangement Agreement.

The foregoing description of the Arrangement Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is attached as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on December 14, 2020, as amended by the Arrangement Amendments.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase, or have vest, additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Mr. Welch and Ms. Lambert each beneficially own an aggregate of 44,629,033 shares of Common Stock, or 13.9% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of (i) 282,641,823 shares of the Issuer’s Common Stock outstanding as of December 31, 2022, as reported to the Reporting Persons by the Issuer, (ii) 18,364,309 shares of Common Stock that Mr. Welch has the right to acquire within 60 days of December 31, 2022 pursuant to the exchange Exchangeable Shares, and (iii) 18,941,239 shares of Common Stock that Ms. Lambert has the right to acquire within 60 days of December 31, 2022 pursuant to the exchange of Exchangeable Shares.

(b) Mr. Welch and Ms. Lambert have shared voting and dispositive power with respect to 2,448,242 shares of Common Stock directly owned by Thomas Welch, 18,364,309 shares of Common Stock that Mr. Welch has the right to acquire within 60 days of December 31, 2022 pursuant to the exchange Exchangeable Shares, 3,450,243 shares of Common Stock directly owned by Mr. Welch’s spouse, Anne Lambert, 18,941,239 shares of Common Stock that Ms. Lambert has the right to acquire within 60 days of December 31, 2022 pursuant to the exchange of Exchangeable Shares, and 1,425,000 shares of Common Stock held by Rotifer. Mr. Welch and Ms. Lambert share voting and dispositive power over the shares held by Rotifer, which is wholly owned by Mr. Welch and Ms. Lambert. Mr. Welch and Ms. Lambert disclaim beneficial ownership of the shares of Common Stock held by Rotifer except to the extent of their respective pecuniary interests.

(c) Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 21, 2021, by and among Thomas Welch and Anne Lambert (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on October 21, 2021.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Thomas Welch

By:	/s/ Thomas Welch
Name:	Thomas Welch

Anne Lambert

By:	/s/ Anne Lambert
Name:	Anne Lambert